NEWS RELEASE

INTEROIL EXECUTES AGREEMENT WITH SAMSUNG HEAVY INDUSTRIES
AND FLEX LNG TO CONSTRUCT A 2 MTPA FLOATING LNG VESSEL

Singapore, and Houston, TX — April 11, 2011 — InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that InterOil and Pacific LNG Operations Ltd., have executed agreements, conditional upon Flex shareholder approval and final FID, with Samsung Heavy Industries and FLEX LNG Ltd. (Oslo:FLNG) related to the construction and operation of a 2 million tonne per annum (mtpa) floating liquefied natural gas (LNG) processing vessel (FLNG).  The FLNG project is intended to integrate with and augment proposed infrastructure to liquefy natural gas from the onshore Elk and Antelope gas fields in the Gulf Province of Papua New Guinea pursuant to preliminary arrangements with Energy World Corporation and to link with InterOil's proposed condensate stripping plant (CSP) being pursued in joint venture with the Mitsui Group and to accelerate the intended monetization of the Elk and Antelope fields. Commencement of the FLNG vessel's operations is targeted for mid 2014.

FLEX LNG has informed InterOil that it has already completed the generic Front-End Engineering and Design (FEED) in 2009.  The project specific FEED is targeted to start in May 2011, with all parties working towards reaching a final investment decision (FID) before the end of 2011.  The agreements represent a continuation of the over 12 month collaboration between Samsung Heavy Industries, FLEX LNG, InterOil, Pacific LNG and Liquid Niugini Gas Ltd. (LNGL), InterOil's joint venture LNG project company with Pacific LNG, to work together to develop the first floating facility to produce LNG.

FLEX LNG and Samsung Heavy Industries will be responsible for the design, engineering, construction and commissioning of the FLNG vessel. FLEX LNG will also be joint operator of the FLNG vessel together with LNGL.  Construction of the FLNG unit will be fully financed by FLEX LNG and Samsung Heavy Industries.

The FLNG vessel is expected to be moored alongside the proposed jetty located in the Gulf Province, which will be shared with InterOil’s proposed land-based LNG facilities, and have a production capacity of up to 2 million tons of LNG per annum and to process an estimated 2.25 trillion cubic feet of gas over a firm 25-year period.  FLEX LNG will receive14.5% of the revenue, less agreed deductions and premiums, from the sale of LNG from the FLNG vessel for an initial 15-year period.  Thereafter, for the next 5 years FLEX LNG will receive 12.5% of the revenue and 10% of the revenue for the last 5-year period.  During the 25 year term of the contract, LNGL will become a part owner of the FLNG vessel.

InterOil News Release

As a part of the arrangements, InterOil and Pacific LNG will receive options, exercisable no later than 15 days after Flex LNG shareholder approval of this equity transaction, to acquire 11,315,080 common shares of FLEX LNG at an average strike price of 4.5909 NOK.  This is approximately a 12% premium to the average FLEX LNG share price during October 2010 when an initial non-binding agreement was executed between FLEX LNG, InterOil and Pacific LNG.

Additionally, upon the project reaching FID, InterOil and Pacific LNG will receive FLEX LNG shares at par value equivalent to 5% of FLEX LNG.  An additional amount of shares equalling up to 15% ownership in FLEX LNG may be issued to InterOil and Pacific LNG for $0.01 per share in three 5% tranches during the period from FID until 9 months after FID.

The agreements signed with InterOil, Pacific LNG, LNGL and Samsung Heavy Industries are all conditional upon FLEX LNG’s shareholders approving the proposed equity transaction with InterOil and Pacific LNG and achieving a positive project FID.  Such approval is targeted for April/May 2011 and FID by the end of 2011.

Commenting on the agreements, the Chairman of InterOil, Phil Mulacek stated: “InterOil is proud to be partners with Samsung Heavy Industries, FLEX LNG, and Pacific LNG in a proposed project utilizing a FLNG vessel to accelerate the commercialization of our natural gas resources in PNG.  The confidence of Samsung, the largest Korean conglomerate, to be the undisputed leader in FLNG, with a full completion guarantee, solidified our participation.  All stakeholders benefit from higher utilization of the core infrastructure and high quality gas assets required for the project.  The additional time required to increase upstream capacity and integrate the proposed marine facility to accommodate the FLNG vessel is warranted by the increased scale of the entire project and the incorporation of additional respected industry partners.  In less than one year, we have negotiated agreements, contingent on FID, to construct facilities for the processing and sale of 5 mtpa of LNG (4.5 Tcf of natural gas) in addition to our expanded CSP project.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil News Release

InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Meg Hunt LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.Hunt@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes, plans, projects or anticipates will or may occur in the future are forward-looking statements.  In particular, this press release includes forward-looking statements concerning: the development and construction of a FLNG vessel in addition to the development and construction of a proposed onshore and LNG plant and CSP plant in Papua New Guinea and associated infrastructure pursuant to preliminary agreements with Energy World Corporation and the Mitsui Group; terms of the final agreement with FLEX LNG, Samsung, Pacific LNG and LNGL; capacity of the FLNG vessel; the integration of the FLNG vessel with the proposed LNG plant and CSP and related infrastructure; timing of the project specific FEED, FID and commencement of the FLNG vessel's operations; anticipated benefits from the FLNG vessel; issuance of shares of FLEX LNG to InterOil; and other provisions of the agreements between the parties.  These statements are based on the terms of the agreements with FLEX LNG, Samsung, Pacific LNG and LNGL and agreements with Energy World Corporation and the Mitsui Group, in addition to certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given, however, that these events will occur, including, in particular that InterOil will enter into definitive agreements with FLEX LNG, Samsung and Pacific LNG in respect of the construction and operation of the proposed FLNG vessel or with Energy World Corporation or the Mitsui Group in respect of the proposed onshore LNG plant, CSP and other infrastructure, the issuance of FLEX LNG shares to InterOil, or whether a FLNG vessel or such other LNG or CSP infrastructure will be developed or commence operations as contemplated or at all

Actual results will differ from the forward looking statements in this press release, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas or gas condensate from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

InterOil News Release

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

The forward looking statements in this press release are made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or revise any such statements. The forward looking statements in this press release are expressly qualified by this cautionary statement.

We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release